Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of The Nasdaq Stock Market, Inc. for the registration of 13,888,648 shares of its common stock and to the incorporation by reference therein of our reports dated March 2, 2005, with respect to the consolidated financial statements and schedules of The Nasdaq Stock Market, Inc., The Nasdaq Stock Market, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Nasdaq Stock Market, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 30, 2006